Exhibit 12.1

Kohl’s Corporation

Ratio of Earnings to Fixed Charges

($000s)

	39 Weeks Ended		Fiscal Year (1)
	November 1, 2003	November 2, 2002	2002	2001	2000	1999	1998
Earnings
Income before income taxes	$553,554	$585,903	$1,034,374	$799,864	$605,114	$421,112	$316,749
Fixed charges	146,378	115,941	161,091	142,244	116,753	82,835	63,135
Less interest capitalized during period	(7,119)	(7,373)	(9,820)	(6,929)	(3,478)	(4,405)	(1,878)

	$692,813	$694,471	$1,185,645	$935,179	$718,389	$499,542	$378,006

Fixed Charges
Interest (expensed or capitalized)	$59,052	$48,144	$68,298	$63,506	$52,305	$33,813	$24,550
Portion of rent expense representative of interest	80,493	67,113	91,822	77,964	63,943	48,769	38,385
Amortization of deferred financing fees	6,833	684	971	774	505	253	200

	$146,378	$115,941	$161,091	$142,244	$116,753	$82,835	$63,135

Ratio of earnings to fixed charges	4.73	5.99	7.36	6.57	6.15	6.03	5.99

(1)	Fiscal 2002, 2001, 1999 and 1998 were 52 week years and fiscal 2000 was a 53 week year.